Exhibit 99.1

InterCure Provides an Update About The Lawsuit it Filed Against Cann Pharmaceuticals to Recover Funds Following Failed Merger

NEW YORK, TORONTO, and HERZLIYA, Israel — June 9, 2023 — InterCure Ltd. (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) (dba Canndoc)(“InterCure” or the “Company”), reports today that, further to the Company’s press release issued on February 1, 2023, where the Company had reported the termination of the merger agreement (the “Agreement”) with Cann Pharmaceutical Ltd. (“Better”) due to fundamental disagreements between the parties thereto and that the closing conditions contained in the Agreement were not met, and further to the Company press release issued on February 14, 2023, where the Company had reported that it had filed a lawsuit against Better to recover funds loaned to Better in the course of their dealings in connection with the Agreement, Better has filed a statement of defense and counterclaim against the Company, seeking, inter alia, a demand for the Company to consummate the transaction contemplated in the Agreement under its original terms or alternatively, an order for damages seemingly suffered by Better as a result of the termination of the Agreement.

The Company has performed a preliminary evaluation of the statement of defense and counterclaim filed by Better and it rejects all of Better’s allegations and claims contained therein. The Company remains committed to pursue any and all legal actions available to it to recover the funds it has loaned to Better.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to InterCure’s ongoing lawsuit and legal proceedings with Better, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: the Company’s success of its global expansion plans, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide, the impact of the COVID-19 pandemic, the impact of the war in Ukraine and the conditions of the markets generally. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. and Canadian regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in InterCure’s Annual Information Form dated March 31, 2023, which is available on SEDAR at www.sedar.com, and under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form 20-F, filed with the Securities Exchange Commission on May 1, 2023. InterCure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co